                                EXCEL PARALUBES

                       CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of
Excel Paralubes

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of partners' deficit and of cash flows present fairly, in all material respects, the financial position of Excel Paralubes (the Partnership) at December 31, 1998 and 1997 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As described in Notes 7 and 10 to the consolidated financial statements, the Partnership has significant transactions with its partners.

PRICEWATERHOUSECOOPERS LLP

Houston, Texas
March 2, 1999

                                EXCEL PARALUBES

                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 1998 AND 1997

                                     ASSETS

                                                                  1998            1997
                                                              -------------   ------------
Current assets:
  Cash and cash equivalents.................................  $     587,935   $     46,520
  Accounts receivable -- related parties....................     39,704,186     41,716,048
  Inventory.................................................     12,176,257     13,897,549
  Other current assets......................................        804,666        785,742
                                                              -------------   ------------
          Total current assets..............................     53,273,044     56,445,859
Property, plant and equipment, net..........................    406,348,515    418,910,084
Intangible assets and deferred charges, net.................     36,414,904     38,646,321
                                                              -------------   ------------
                                                              $ 496,036,463   $514,002,264
                                                              =============   ============

                            LIABILITIES AND PARTNERS' DEFICIT

Current liabilities:
  Accounts payable and accrued liabilities -- related
     party..................................................  $   5,766,179   $ 22,871,297
  Short-term notes payable..................................     69,200,000     52,800,000
  Interest payable..........................................      5,945,833      5,945,833
                                                              -------------   ------------
          Total current liabilities.........................     80,912,012     81,617,130
Long-term debt..............................................    490,000,000    490,000,000
Long-term liabilities.......................................     28,765,025     17,163,828
Commitments and contingencies (Note 9)
Partners' deficit...........................................   (103,640,574)   (74,778,694)
                                                              -------------   ------------
                                                              $ 496,036,463   $514,002,264
                                                              =============   ============

   The accompanying notes are an integral part of these financial statements.

                                EXCEL PARALUBES

                      CONSOLIDATED STATEMENT OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                         1998           1997           1996
                                                     ------------   ------------   ------------
Revenues:
  Net sales -- related parties.....................  $269,663,968   $254,726,101   $ 12,492,524
  Processing fees -- related party.................     9,665,420      9,662,000      2,035,166
  Other............................................       354,370        433,563         97,897
                                                     ------------   ------------   ------------
          Total revenues...........................   279,683,758    264,821,664     14,625,587
                                                     ------------   ------------   ------------
Costs and expenses:
  Cost of goods sold -- related party..............   145,882,471    164,487,535     10,181,471
  Operating expense................................    47,712,610     48,549,398     30,394,209
  General and administrative expense...............     1,064,681      1,057,665        665,197
  Project construction expenses....................                      368,532      5,876,000
  Depreciation and amortization....................    17,281,029     17,738,395      3,165,247
  Interest expense.................................    38,046,184     38,133,795     13,041,253
  Taxes other than income..........................       208,663        163,284         15,000
                                                     ------------   ------------   ------------
          Total costs and expenses.................   250,195,638    270,498,604     63,338,377
                                                     ------------   ------------   ------------
Net income (loss)..................................  $ 29,488,120   $ (5,676,940)  $(48,712,790)
                                                     ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                                EXCEL PARALUBES

                  CONSOLIDATED STATEMENT OF PARTNERS' DEFICIT

                                                                      ATLAS
                                                  CONOCO, INC.    PROCESSING CO.        TOTAL
                                                  ------------    --------------    -------------
Balance, December 31, 1995......................  $ (9,994,482)    $ (9,994,482)    $ (19,988,964)
Net operating loss for the year ended December
  31, 1996......................................   (24,356,395)     (24,356,395)      (48,712,790)
                                                  ------------     ------------     -------------
Balance, December 31, 1996......................   (34,350,877)     (34,350,877)      (68,701,754)
Contributions...................................    12,500,000       12,500,000        25,000,000
Distributions...................................   (12,700,000)     (12,700,000)      (25,400,000)
Net operating loss for the year ended December
  31, 1997......................................    (2,838,470)      (2,838,470)       (5,676,940)
                                                  ------------     ------------     -------------
Balance, December 31, 1997......................   (37,389,347)     (37,389,347)      (74,778,694)
Distributions...................................   (29,175,000)     (29,175,000)      (58,350,000)
Net operating income for the year ended December
  31, 1998......................................    14,744,060       14,744,060        29,488,120
                                                  ------------     ------------     -------------
Balance, December 31, 1998......................  $(51,820,287)    $(51,820,287)    $(103,640,574)
                                                  ============     ============     =============

   The accompanying notes are an integral part of these financial statements.

                                EXCEL PARALUBES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                      1998            1997            1996
                                                  ------------    ------------    -------------
Cash flows from operating activities:
  Net operating income (loss)...................  $ 29,488,120    $ (5,676,940)   $ (48,712,790)
  Adjustments to reconcile net income (loss) to
     net cash provided by operating activities:
     Depreciation and amortization..............    17,281,029      17,738,395        3,523,482
     (Increase) decrease in accounts
       receivable...............................     2,011,862     (21,565,500)     (20,150,548)
     (Increase) decrease in inventory...........     1,721,292      (3,544,858)     (10,352,691)
     Increase in other current assets...........       (18,924)        (49,193)        (730,788)
     Decrease in accounts payable and accrued
       liabilities..............................   (17,105,118)    (12,023,980)     (15,056,882)
     Increase in interest payable...............                       190,000        2,917,986
     Increase in long-term liabilities..........    11,601,197      11,913,828
     Other, net.................................        56,955         (48,069)
                                                  ------------    ------------    -------------
          Net cash provided by (used in)
            operating activities................    45,036,413     (13,066,317)     (88,562,231)
                                                  ------------    ------------    -------------
Cash flows from investing activities:
  Additions to property, plant and equipment....    (2,557,498)    (10,602,742)    (158,072,969)
  Acquisition of license agreements.............                    (8,260,140)     (12,000,000)
  Proceeds from sale of asset...................        12,500       1,286,759
                                                  ------------    ------------    -------------
          Net cash used in investing
            activities..........................    (2,544,998)    (17,576,123)    (170,072,969)
                                                  ------------    ------------    -------------
Cash flows from financing activities:
  Cash distributions to partners................   (58,350,000)    (25,400,000)
  Cash contributions from partners..............                    25,000,000
  Net proceeds from issuance of commercial
     paper......................................    16,400,000      31,000,000       19,800,000
  Proceeds from issuance of bonds...............                                    240,000,000
  Debt issue costs..............................                                     (2,851,869)
                                                  ------------    ------------    -------------
          Net cash provided by (used in)
            financing activities................   (41,950,000)     30,600,000      256,948,131
                                                  ------------    ------------    -------------
Net increase (decrease) in cash.................       541,415         (42,440)      (1,687,069)
Cash balance at beginning of year...............        46,520          88,960        1,776,029
                                                  ------------    ------------    -------------
Cash balance at end of year.....................  $    587,935    $     46,520    $      88,960
                                                  ============    ============    =============
Supplementary cash flow information:
  Cash paid for interest........................  $ 38,096,674    $ 37,943,795    $  23,677,351

   The accompanying notes are an integral part of these financial statements.

                                EXCEL PARALUBES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

     Excel Paralubes (Excel or the Partnership), a general partnership, was formed pursuant to the laws of the state of Texas on August 2, 1994 and was created for the purpose of constructing and operating a $500 million lube oil hydrocracker facility. Excel is a partnership which is equally owned by Conoco Inc. (Conoco) and Atlas Processing Company (Atlas Processing), a 100%-owned subsidiary of Pennzoil-Quaker State Company (Pennzoil). Excel Paralubes Funding Corporation (Excel Funding), a Delaware corporation, was formed to execute and administer the financing arrangements of the Partnership and is a wholly-owned subsidiary of Excel.

     Excel was in the development stage as defined in Statement of Financial Accounting Standards No. 7 until early 1997. Although Excel produced and sold some base oil and co-products in late 1996, full commercial operations did not commence until the first quarter of 1997. As more fully described in Notes 7 and 10, Excel and its partners have entered into several long-term purchase and supply contracts, processing agreements and partner guarantees.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Estimates

     The accompanying financial statements have been prepared on the accrual basis in accordance with generally accepted accounting principles. Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

  Basis of Consolidation

     The consolidated financial statements include the accounts of Excel and its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated.

  Cash and Cash Equivalents

     Cash consists of cash on deposit at financial institutions and cash equivalents in the form of time deposits with original maturities of three months or less. There were time deposits of $387,000 and $0 at December 31, 1998 and 1997, respectively.

  Inventories

     Inventories consist principally of feedstocks. All inventories are valued at lower of cost or market, cost being determined by the last-in, first-out
(LIFO) method. The total LIFO reserves required at December 31, 1998 and 1997 were $5,591,252 and $3,242,306, respectively.

  Property, Plant and Equipment

     Property, plant and equipment is carried at cost and consists primarily of roads, parking lots, buildings, furniture and refining equipment in service at year end. Property, plant and equipment is being depreciated on a straight-line basis principally over 28 years, the life of the assets.

  Catalyst Reclamation and Turnaround Costs

     Catalyst reclamation and turnaround costs are accrued as long-term liabilities over the period between reclamations and turnarounds based on estimates of the scope and the future costs for these activities.

                                EXCEL PARALUBES

  Intangible Assets and Deferred Charges

     Intangible assets and deferred charges consist of license fees, deferred bond termination fees and debt issue costs. License fees are being amortized on a straight-line basis principally over the life of the license agreement. Deferred bond termination fees and debt issue costs are being amortized over the life of the bonds using a method which approximates the interest method. Intangible assets are reassessed annually to determine whether any potential impairment exists.

  Revenue Recognition

     Revenues from the sale of base oil and co-products are recognized in the period of delivery.

  Operating Costs

     Operating costs are expensed as incurred and consist primarily of labor, utilities, maintenance, turnaround accruals, catalyst replacement, pilot plant, environmental remediation, land rental and other miscellaneous costs associated with operating the hydrocracker facility.

  Research and Development Expenditures

     Research and development expenditures are recorded in operating expenses and primarily represent pilot plant costs surrounding the preoperating activities of the hydrocracker facility. For the years ended December 31, 1998, 1997 and 1996, Excel recorded $1,029,216, $763,943 and $2,295,000, respectively, for research and development expenditures.

  Income Taxes

     Excel is treated as a tax partnership under the provisions of Subchapter K of the Internal Revenue Code. Accordingly, the accompanying financial statements do not reflect a provision for income taxes since Excel's results of operations and related credits and deductions will be passed through to and taken into account by its partners in computing their respective tax liabilities. No income taxes have been recorded for Excel's wholly-owned subsidiary as it has had no taxable income or temporary differences since its inception.

  Environmental Liabilities and Expenditures

     Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

  Concentration of Risk

     All of Excel's trade receivables are from Conoco and Atlas Processing. Although collection of these receivables could be influenced by economic factors affecting the petroleum industry, the risk of significant loss is considered remote.

  Reclassifications

     Certain reclassifications of prior year amounts have been made to conform to current year classifications.

                                EXCEL PARALUBES

3. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at December 31, 1998 and 1997 is summarized below:

                                                               1998           1997
                                                           ------------   ------------
Plant and equipment......................................  $413,618,376   $412,348,450
Buildings................................................     6,673,213      7,180,879
Improvements.............................................    17,241,508     12,419,040
Office furniture and equipment...........................     1,700,343      1,271,330
Construction in progress.................................       732,508      4,200,353
                                                           ------------   ------------
                                                            439,965,948    437,420,052
Less -- accumulated depreciation.........................    33,617,433     18,509,968
                                                           ------------   ------------
                                                           $406,348,515   $418,910,084
                                                           ============   ============

     Depreciation expense was $15,049,612 for the year ended December 31, 1998, $15,439,073 for the year ended December 31, 1997 and $2,807,143 for the year ended December 31, 1996.

4. INTANGIBLE ASSETS AND DEFERRED CHARGES

     Intangible assets and deferred charges at December 31, 1998 and 1997 are summarized below:

                                                                1998          1997
                                                             -----------   -----------
License fees...............................................  $27,650,202   $27,650,202
Deferred bond termination fees (Note 6)....................    6,756,133     6,756,133
Debt issue costs...........................................    7,339,309     7,339,309
                                                             -----------   -----------
                                                              41,745,644    41,745,644
Less -- accumulated amortization...........................    5,330,740     3,099,323
                                                             -----------   -----------
                                                             $36,414,904   $38,646,321
                                                             ===========   ===========

     Amortization cost associated with intangible assets and deferred charges was $2,231,417, $2,299,322 and $77,901 in 1998, 1997 and 1996, respectively.

5. DEBT

     On November 5, 1996, Excel Funding issued $240 million of 7.125% senior bonds. These bonds are due in 2011 with interest payable on May 1 and November 1 each year. The first interest payment was paid on May 1, 1997 and the first principal payments of $1,828,800 are due on May 1 and November 1, 2001. Proceeds were applied to repay outstanding short-term borrowings of $202 million and to finance operations through December 1996.

     On November 6, 1995, Excel Funding issued $250 million of 7.43% senior bonds. These bonds are due in 2015 with interest payable on May 1 and November 1 each year. The first interest payment was paid on May 1, 1996 and the first principal payment is due on May 1, 2011. Proceeds were applied to repay outstanding short-term borrowings of $201 million and to finance operations through December 1995.

     Recourse under the bonds is limited to the revenues and assets of Excel. Certain restrictive covenants may limit the ability of Excel to incur debt, make distributions to the partners, make investments or create liens.

     On May 22, 1995, Excel entered into a variable rate $300 million line of credit with a syndicate of banks which was reduced to $145 million during 1997. The line of credit was extended through May 1999. At

                                EXCEL PARALUBES

December 31, 1998 and 1997, the line of credit remained unused. This credit facility is intended for support of commercial notes. Through the credit facility, the commercial notes can be converted to term loans with the related bank syndicate at the Company's discretion for a period not to exceed one year. On June 21, 1995, Excel began issuing commercial paper as short-term financing for the construction of the lube oil hydrocracker. Additional commercial paper was sold during 1998 and 1997 in order to finance operations. The weighted-average interest rate on the $69.2 million and $52.8 million of commercial paper outstanding at December 31, 1998 and 1997, respectively, was 6.5%.

     Interest costs incurred in 1998, 1997 and 1996 totaled $38,046,185, $38,133,795, and $26,519,620 respectively. Interest costs incurred during the period required to bring assets to the condition and location for their intended use are capitalized as part of acquisition costs. In 1998 and 1997, there were no interest costs capitalized and, in 1996, capitalized interest costs totaled $13,901,399. In 1998 and 1997, there were no debt issue costs capitalized. In 1996, debt issue costs capitalized were $2,851,869, which are being amortized over the life of the bonds.

6. DERIVATIVES AND OTHER HEDGING INSTRUMENTS

     Excel Funding entered into certain forward treasury contracts as part of its program to hedge the interest rate risk related to the 1995 senior bond offering. These contracts were primarily forward contracts with a syndicate of investment banks to sell 30-year treasury bonds at 7.625%. On October 30, 1995, Excel Funding locked in the lower rate of 7.43% on the issuance of $250 million of senior bonds and, hence, terminated the contracts for a fee of approximately $6.7 million. Excel Funding capitalized the termination fee as a deferred asset and is amortizing the balance over the life of the bonds as an adjustment to interest expense. Deferred bond termination fees amortized during 1998, 1997 and 1996 were $378,769, $378,767 and $358,232, respectively.

7. RELATED PARTY TRANSACTIONS

     One of Excel's partners, Conoco, has been designated as the operator of the partnership and, in that capacity, provides substantially all technical and administrative assistance and services in connection with Excel's operations. Charges for these services were approximately $9,400,000, $8,400,000 and $11,200,000 during 1998, 1997 and 1996, respectively, and are included in administrative expenses. Included in such charges are the costs of the operators' salaries and wages, which include related benefits such as pensions and other postretirement benefits, allocable to Excel. Excel has no employees.

     Excel and Conoco have joint ownership of certain processing units constructed at or adjacent to Conoco's Lake Charles Refinery. Variable costs associated with certain of these units are allocated on the basis of usage. Fixed costs are allocated based on the ownership percentage of the applicable units.

     As operator, Conoco is responsible for processing and paying Excel's invoices. Disbursements made by the partner on Excel's behalf are reimbursed semimonthly by Excel. Such amounts due to this partner totaled $3,326,797 at December 31, 1998 and $2,937,658 at December 31, 1997. Accrued liabilities which primarily represent capital expenditures incurred, but not yet invoiced, totaled $0 at December 31, 1998 and $19,933,639 at December 31, 1997.

     On May 12, 1995, Excel entered into a long-term sale and purchase agreement whereby Conoco and Atlas Processing have agreed to purchase from Excel all base oil production (within certain specifications) and at least the amount taken by the other party, up to a maximum of 50% each of Excel's expected output, at a market-based price (less an annual rebate which is subordinate in right of payment to the senior debt of Excel). If either Conoco or Atlas Processing fails to purchase its required amount of Excel's output, that party is obligated to pay to Excel the amount that Excel would have earned had the party made such purchases.

                                EXCEL PARALUBES

Base oil sales made to the partners, net of rebates, were $198,884,886 for 1998, $166,093,946 for 1997 and $3,307,954 for 1996.

     Excel and Conoco entered into a long-term sale and purchase agreement dated May 12, 1995 which requires Conoco to purchase all co-products (within certain specifications) produced by Excel, with the exception of sulfur, at market-based prices as specified in the agreement. Co-product sales made to Conoco were $70,779,082 during 1998, $87,499,331 during 1997 and $9,069,668 during 1996.

     On May 12, 1995, Excel and Conoco entered into a long-term feedstock sale and purchase agreement whereby Excel agrees to purchase from Conoco all of the required volume of vacuum gas oil (VGO) and hydrogen needed by the hydrocracker facility. These feedstocks must meet certain quality specifications and are purchased at a market-based price as specified in the agreement. Feedstocks purchased by Excel under the agreement were $143,959,735 during 1998, $168,032,393 during 1997 and $20,534,162 during 1996.

     Excel and Conoco entered into long-term processing agreements dated May 12, 1995 which require Conoco to pay processing fees for the use of the vacuum unit and hydrogen supply facilities. The fee for the vacuum unit is equal to $1.50 for each barrel of VGO produced from the unit, not to exceed $6,740,000 in any one year. Fees for the hydrogen supply facilities are $23,000 per day for each day the facilities are utilized, not to exceed $4,202,000 in any one year. Processing fees received for these facilities were $9,665,420 during 1998, $9,662,000 during 1997 and $2,035,166 during 1996.

     Both partners of Excel advanced substantial amounts to Excel to facilitate the construction process. Until short-term financing was obtained in June 1995, the partners had contributed $110,500,000 ($55,250,000 by each partner). These amounts were repaid from the proceeds of the credit agreement, dated May 22, 1995, among Chemical Bank, as Syndication Agent; The Chase Manhattan Bank, as Administrative Agent; and Excel and Excel Funding.

     In accordance with a long-term agreement between Excel and Conoco dated October 24, 1994, Excel agreed to pay Conoco a fixed monthly fee of $58,850 for use of Conoco's wastewater facility. The fee was increased in May 1998 to $73,875 per month. This adjusted fee will continue through December 31, 2024 and amounted to $826,400 in 1998, $706,200 in 1997 and $529,650 in 1996.

     Excel leases the project site land from Conoco. The lease expires on December 31, 2024; at which time, the lease will automatically be extended for successive renewal terms of five years each unless either the lessee or lessor elects to terminate the lease. The following details the future lease payments required of Excel for the five succeeding years:

1999                                                          $ 2,481,600
2000........................................................    2,481,600
2001........................................................    2,481,600
2002........................................................    2,481,600
2003........................................................    2,481,600
Thereafter..................................................   52,113,600
                                                              -----------
                                                              $64,521,600
                                                              ===========

     Rental expense under operating leases was $2,481,600 for 1998, 1997 and 1996.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

     At December 31, 1998 and 1997, Excel had outstanding long-term debt with a carrying value of $490 million. Based on borrowing rates currently available, the carrying amount of this debt approximates fair value. The reported amounts of financial instruments such as cash equivalents, accounts receivable and short-term notes payable approximate fair value because of their short maturities.

                                EXCEL PARALUBES

9. COMMITMENTS AND CONTINGENCIES

     Excel does not maintain general liability (including sudden and accidental pollution) insurance coverage. However, Excel's respective partners maintain general insurance policies and/or are self-insured.

     On July 31, 1995, a Petition for Class Action was filed in the 14th Judicial District Court, Parish of Calcasieu, State of Louisiana, against Conoco and a contractor that excavated soil from the project site, by persons upon whose property such soil was placed, alleging that the soil contained harmful and dangerous materials, including asbestos and/or lead. The plaintiffs seek unspecified damages, including punitive or exemplary, compensatory and clean-up damages and attorneys' fees. Conoco intends to vigorously defend the litigation. Conoco is voluntarily removing and replacing contaminated soils from affected properties. Based on the agreements that Excel has with Conoco, management of Excel determined that Excel was potentially obligated to Conoco for a portion of the amounts paid by Conoco in connection with this litigation and related remediation. As such, management agreed to reimburse Conoco for a portion of the costs. Excel paid $136,015, $368,532 and $1.3 million in 1998, 1997 and 1996, respectively. Excel has accrued $900,000 and $712,140 as of December 31, 1998 and 1997, respectively, for anticipated remediation and litigation costs for this matter. Management does not believe that the litigation or future remediation expenses will have a material adverse effect on Excel's financial condition or results of operations.

10. GUARANTEES

     Conoco and Atlas Processing have entered into a Partner Loan Agreement with Excel and the First National Bank of Chicago, as agent on behalf of holders of certain debt of Excel, pursuant to which Conoco and Atlas Processing agreed to provide liquidity support to Excel up to an aggregate amount of $60 million outstanding at any time during the existence of a liquidity cash flow deficit.

     Pennzoil has guaranteed all of Atlas Processing's obligations and E. I. duPont de Nemours and Company (DuPont) has guaranteed all of Conoco's obligations under all Excel offtake and operating agreements as described in
Note 7.

     In October 1998, DuPont completed the initial divestiture of a portion of its ownership interest in Conoco and has announced its intention to divest its remaining ownership interest. If DuPont's ownership interest in Conoco falls below 50%, the DuPont guarantee of Conoco's obligations to Excel may be terminated if (i) the ratings of the Excel senior bonds, after giving effect to DuPont's divestiture, are affirmed to be at least the lower of (a) A3/A- or (b) the ratings in effect just prior to divestiture; (ii) all of Excel's senior bonds are paid in full or (iii) 66 2/3% of the senior bond holders agree to a change in the terms of the guarantee.